2011

Financial Supplement
2011 Third Quarter Report



FBL Financial Group, Inc.

Corporate Headquarters	FBL Financial Group, Inc. 5400 University Avenue West Des Moines, Iowa 50266-5997 (515) 225-5400
Financial Inquiries	*For more information contact:* Jim Brannen Chief Financial Officer Jim.Brannen@FBLFinancial.com (515) 225-5631 Don Seibel Vice President – Finance Don.Seibel@FBLFinancial.com (515) 226-6399 Kathleen Till Stange Investor Relations Vice President Kathleen.TillStange@FBLFinancial.com (515) 226-6780
Internet Information	FBL Financial Group, Inc. www.fblfinancial.com
Stock Symbol	NYSE: FFG
Transfer Agent	The Bank of New York Mellon c/o BNY Mellon Shareowner Services Shareholder Relations Department P.O. Box 358015 Jersey City, NJ 07310-1900 www.bnymellon.com/shareowner

FBL Financial Group, Inc.

FBL Financial Group, Inc.
Financial Supplement (Unaudited)
September 30, 2011
Table of Contents/Notes

NOTE 1: As announced on October 7, 2011, we intend to exit the independent distribution business which represents a majority of the operations for our subsidiary, EquiTrust Life Insurance Company (EquiTrust Life). As a result, we are in the process of selling EquiTrust Life to affiliates of Guggenheim Partners, LLC. This transaction is subject to regulatory approval and other customary closing conditions and is expected to close on or about December 30, 2011. While EquiTrust Life is being sold in its entirety, Farm Bureau Life will reinsure a limited portion of the EquiTrust Life business related to variable universal life and variable annuity products distributed through various unaffiliated third parties, as well as a small amount of fixed life and annuity products. The business component being sold (herein described as "the EquiTrust Life Business") encompasses the entire Traditional Annuity - Independent segment and a smaller portion of our Traditional and Universal Life Insurance and Corporate and Other segments. Selected balance sheet and operating results of the EquiTrust Life Business, which will be presented as discontinued operations beginning in the fourth quarter of 2011, are provided on page 17.

Upon closing of the sale, we plan to redeem, in accordance with mandatory redemption provisions of the underlying notes, a portion of our long-term debt. Planned redemptions include $50.0 million of our senior notes with affiliates on the sale closing date and all of our $175.0 million public senior notes on or about January 30, 2012. Our Board of Directors has also approved a stock repurchase plan beginning in November 2011.

Additional information regarding the sale of EquiTrust Life and our capital management initiatives can be found in our September 30, 2011 Form 10-Q or press release and related Form 8-K dated October 7, 2011.

NOTE 2: In addition to net income, FBL Financial Group has consistently used operating income (loss), a non-GAAP financial measure common in the life insurance industry, as a primary economic measure to evaluate its financial performance. Operating income (loss) for the periods presented equals net income adjusted to eliminate the impact of realized gains and losses on investments and changes in net unrealized gains and losses on derivatives.

We use operating income (loss), in addition to net income, to measure our performance since realized gains and losses on investments and the change in net unrealized gains and losses on derivatives can fluctuate greatly from quarter to quarter. These fluctuations make it difficult to analyze core operating trends. In addition, for derivatives not designated as hedges, there is a mismatch between the valuation of the asset and liability when deriving net income. Specifically, call options relating to our index business are one or two-year assets while the embedded derivative in the index contracts represents the rights of the contract holder to receive index credits over the entire period the index annuities are expected to be in force. For our other embedded derivatives and interest rate swaps, the instruments are marked to market, but the associated liabilities are not marked to market. A view of our operating performance without the impact of these mismatches and nonrecurring items enhances the analysis of our results. We use operating income for goal setting, determining short-term incentive compensation and evaluating performance on a basis comparable to that used by many in the investment community.

NOTE 3: Certain financial information presented herein may not add due to rounding.

FBL Financial Group, Inc.
Consolidated Balance Sheets (Unaudited)
(Dollars in thousands)

	September 30, 2011		December 31, 2010	
Assets				
Investments:				
Fixed maturity securities - available for sale, at fair value (amortized cost: 2011 - $11,501,763; 2010 - $10,974,330)	$	12,218,511	$	11,128,524
Equity securities - available for sale, at fair value (cost: 2011 - $79,808; 2010 - $77,689)		80,304		78,656
Mortgage loans		1,234,917		1,254,437
Derivative instruments		29,791		40,729
Real estate		11,030		13,554
Policy loans		171,481		170,341
Other long-term investments		112		132
Short-term investments		56,984		383,369
Total investments		13,803,130		13,069,742
Cash and cash equivalents		120,341		4,794
Securities and indebtedness of related parties		74,776		57,832
Accrued investment income		151,862		135,384
Amounts receivable from affiliates		4,565		2,025
Reinsurance recoverable		100,488		122,326
Deferred policy acquisition costs		613,264		812,025
Deferred sales inducements		184,824		259,148
Value of insurance in force acquired		25,127		27,706
Current income taxes recoverable		—		17,914
Other assets		77,415		72,154
Assets held in separate accounts		638,904		753,050
Total assets	$	15,794,696	$	15,334,100

FBL Financial Group, Inc.
Consolidated Balance Sheets (Continued)
(Dollars in thousands)

	September 30, 2011	December 31, 2010
Liabilities and stockholders' equity		
Liabilities:		
Future policy benefits:		
Interest sensitive and index products	$ 10,934,249	$ 10,645,927
Traditional life insurance and accident and health products	1,388,501	1,362,410
Other policy claims and benefits	44,761	51,393
Supplementary contracts without life contingencies	499,940	506,167
Advance premiums and other deposits	210,224	188,577
Amounts payable to affiliates	884	573
Short-term debt payable to affiliates	—	100,000
Long-term debt payable to affiliates	99,932	—
Long-term debt payable to non-affiliates	271,235	271,168
Current income taxes	2,807	—
Deferred income taxes	206,812	131,174
Other liabilities	93,886	177,247
Liabilities related to separate accounts	638,904	753,050
Total liabilities	14,392,135	14,187,686
Stockholders' equity:		
FBL Financial Group, Inc. stockholders' equity		
Preferred stock, without par value, at liquidation value - authorized 10,000,000 shares, issued and outstanding 5,000,000 Series B shares	3,000	3,000
Class A common stock, without par value - authorized 88,500,000 shares, issued and outstanding 30,044,744 shares in 2011 and 29,749,068 shares in 2010	127,904	118,165
Class B common stock, without par value - authorized 1,500,000 shares, issued and outstanding 1,192,990 shares	7,522	7,522
Accumulated other comprehensive income	200,539	39,895
Retained earnings	1,063,508	977,740
Total FBL Financial Group, Inc. stockholders' equity	1,402,473	1,146,322
Noncontrolling interest	88	92
Total stockholders' equity	1,402,561	1,146,414
Total liabilities and stockholders' equity	$ 15,794,696	$ 15,334,100

FBL Financial Group, Inc.
Consolidated Statements of Operations (Unaudited)
(Dollars in thousands, except per share data)

	Three months ended September 30,		Nine months ended September 30,	
	2011	2010	2011	2010
Revenues:				
Interest sensitive and index product charges	$ 28,865	$ 28,371	$ 89,235	$ 88,809
Traditional life insurance premiums	40,342	38,721	125,868	120,757
Net investment income	187,253	181,974	562,064	539,971
Derivative income (loss)	(73,658)	39,826	(37,811)	7,877
Net realized capital gains on sales of investments	13,107	6,532	24,368	13,448
Total other-than-temporary impairment losses	(1,226)	(370)	(32,317)	(58,880)
Non-credit portion in other comprehensive income	(296)	(1,063)	13,523	42,331
Net impairment loss recognized in earnings	(1,522)	(1,433)	(18,794)	(16,549)
Other income	4,856	3,562	13,835	10,512
Total revenues	199,243	297,553	758,765	764,825
Benefits and expenses:				
Interest sensitive and index product benefits	144,238	117,282	418,170	367,920
Change in value of index product embedded derivatives	(88,390)	56,598	(86,725)	24,052
Traditional life insurance benefits	35,598	35,242	109,913	103,762
Policyholder dividends	4,109	4,193	12,765	13,253
Underwriting, acquisition and insurance expenses	50,050	33,603	136,038	127,204
Interest expense	5,311	6,099	17,051	18,334
Other expenses	6,840	4,310	19,244	13,619
Total benefits and expenses	157,756	257,327	626,456	668,144
	41,487	40,226	132,309	96,681
Income taxes	(14,159)	(13,530)	(42,766)	(31,996)
Equity income, net of related income taxes	237	1,955	2,041	4,257
Net income	27,565	28,651	91,584	68,942
Net loss attributable to noncontrolling interest	1	26	21	79
Net income attributable to FBL Financial Group, Inc.	$ 27,566	$ 28,677	$ 91,605	$ 69,021
Earnings per common share	$ 0.89	$ 0.94	$ 2.98	$ 2.27
Earnings per common share - assuming dilution	$ 0.88	$ 0.93	$ 2.93	$ 2.25
Cash dividends per common share	$ 0.0625	$ 0.0625	$ 0.1875	$ 0.1875

FBL Financial Group, Inc.
Consolidated Statements of Operating Income
(Dollars in thousands, except per share data)

	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
Operating revenues:					
Interest sensitive and index product charges	$ 28,388	$ 30,878	$ 30,786	$ 29,574	**$ 28,868**
Traditional life insurance premiums	38,721	41,299	41,387	44,139	**40,342**
Net investment income	181,974	181,399	186,519	188,292	**187,253**
Derivative income	8,372	10,634	15,536	23,868	**22,962**
Other income	3,562	3,776	4,999	3,980	**4,856**
Total operating revenues	261,017	267,986	279,227	289,853	**284,281**
Benefits and expenses:					
Interest sensitive and index product benefits	125,317	129,669	134,493	142,325	**144,596**
Traditional life insurance benefits	35,242	33,409	36,598	37,717	**35,598**
Policyholder dividends	4,193	4,318	4,300	4,356	**4,109**
Underwriting, acquisition and insurance expenses:					
Commission expense, net of deferrals	3,397	3,498	3,923	4,404	**3,248**
Amortization of deferred policy acquisition costs	20,036	21,871	29,765	20,897	**27,143**
Amortization of value of insurance in force acquired	406	32	360	(6,172)	**1,405**
Other underwriting expenses	19,468	18,894	18,615	19,616	**18,833**
Total underwriting, acquisition and insurance expenses	43,307	44,295	52,663	38,745	**50,629**
Interest expense	6,099	6,120	6,109	5,631	**5,311**
Other expenses	4,310	5,335	4,900	7,504	**6,840**
Total benefits and expenses	218,468	223,146	239,063	236,278	**247,083**
	42,549	44,840	40,164	53,575	**37,198**
Income taxes	(14,343)	(15,722)	(12,937)	(16,690)	**(12,658)**
Net loss (income) attributable to noncontrolling interest	26	(1)	2	18	**1**
Equity income, net of related income taxes	1,955	1,184	1,399	405	**237**
Operating income	**30,187**	**30,301**	**28,628**	**37,308**	**24,778**
Realized gains/losses on investments, net of offsets	1,567	14,259	(2,686)	1,407	**2,673**
Change in net unrealized gains/losses on derivatives, net of offsets	(3,077)	7,072	551	(1,169)	**115**
Net income attributable to FBL Financial Group, Inc.	**$ 28,677**	**$ 51,632**	**$ 26,493**	**$ 37,546**	**$ 27,566**
Operating income per common share - assuming dilution	**$ 0.98**	**$ 0.98**	**$ 0.92**	**$ 1.19**	**$ 0.79**
Earnings per common share - assuming dilution	**$ 0.93**	**$ 1.67**	**$ 0.85**	**$ 1.20**	**$ 0.88**
Weighted average common shares outstanding (in thousands):					
Basic	30,428	30,495	30,612	30,733	**30,803**
Effect of dilutive securities	269	460	510	474	**463**
Diluted	30,697	30,955	31,122	31,207	**31,266**
Operating return on equity, excluding AOCI - last twelve months	10.8%	10.2%	10.7%	11.5%	**10.7%**
Operating return on equity, including AOCI - last twelve months	11.0%	10.1%	10.2%	10.8%	**9.8%**

FBL Financial Group, Inc.
Segment Information

We analyze operations by reviewing financial information regarding products that are aggregated into four product segments. The product segments are (1) Traditional Annuity - Exclusive Distribution ("Exclusive Annuity"), (2) Traditional Annuity - Independent Distribution ("Independent Annuity"), (3) Traditional and Universal Life Insurance and (4) Variable. We also have various support operations and corporate capital that are aggregated into the Corporate and Other segment.

The Exclusive Annuity segment primarily consists of fixed rate annuities and supplementary contracts (some of which involve life contingencies) sold through our exclusive agency distribution. Fixed rate annuities provide for tax-deferred savings and supplementary contracts provide for the systematic repayment of funds that accumulate interest. Fixed rate annuities consist primarily of flexible premium deferred annuities, but also include single premium deferred and immediate contracts. With fixed rate annuities, we bear the underlying investment risk and credit interest to the contracts at rates we determine, subject to interest rate guarantees.

The Independent Annuity segment consists of fixed rate and index annuities and supplementary contracts (some of which involve life contingencies) sold through our independent distribution or assumed through coinsurance agreements. With index annuity products, we bear the underlying investment risk and credit interest in an amount equal to a percentage of the gain in a specified market index, subject to minimum guarantees.

The Traditional and Universal Life Insurance segment consists of whole life, term life and universal life policies. These policies provide benefits upon the death of the insured and may also allow the customer to build cash value on a tax-deferred basis.

The Variable segment consists of variable universal life insurance and variable annuity contracts. These products are similar to universal life insurance and traditional annuity contracts, except the contract holder has the option to direct the cash value of the contract to a wide range of investment sub-accounts, thereby passing the investment risk to the contract holder. During 2010, we discontinued underwriting new sales of variable products and terminated new sales with our variable alliance partners during 2010 and 2011. We continue to receive premiums from sales that occurred prior to this change. During 2010, our Farm Bureau Life distribution channel began selling variable products underwritten by a large well-known insurance company with variable product expertise. We earn fees from the sale of brokered products, which are reported as other income. A portion of these fees are passed on to the agents as commissions for the underlying sales. The decision to discontinue underwriting variable products was made because we lacked the scale necessary to generate acceptable returns and be competitive in this product line over time. The existing in force business remains on our books and we will continue to administer this business.

The Corporate and Other segment consists of the following corporate items and products/services that do not meet the quantitative threshold for separate segment reporting:

- investments and related investment income not specifically allocated to our product segments;
- interest expense;
- accident and health insurance products, primarily a closed block of group policies;
- investment management and advisory services;
- marketing and distribution services for the sale of mutual funds and insurance products not issued by us; and
- leasing services, primarily with affiliates.

We analyze our segment results based on pre-tax operating income (loss). Accordingly, income taxes are not allocated to the segments. In addition, operating results are reported net of transactions between the segments.

FBL Financial Group, Inc.
Consolidating Statements of Pre-tax Operating Income (Loss)

Quarter Ended September 30, 2011	Traditional Annuity - Exclusive	Traditional Annuity - Independent	Traditional & Universal Life Insurance	Variable	Corporate & Other	Consolidated
	(Dollars in thousands)					
Operating revenues:						
Interest sensitive and index product charges	$ 182	$ 3,590	$ 12,960	$ 12,136	$ —	$ 28,868
Traditional life insurance premiums	—	—	40,342	—	—	40,342
Net investment income	46,098	98,708	34,427	4,474	3,546	187,253
Derivative income (loss)	(40)	23,002	—	—	—	22,962
Other income	—	—	124	1,395	3,337	4,856
Total operating revenues	46,240	125,300	87,853	18,005	6,883	284,281
Benefits and expenses:						
Interest sensitive and index product benefits	25,286	95,022	16,786	7,502	—	144,596
Traditional life insurance benefits	—	—	35,598	—	—	35,598
Policyholder dividends	—	—	4,109	—	—	4,109
Underwriting, acquisition and insurance expenses:						
Commission expense, net of deferrals	—	—	2,425	823	—	3,248
Amortization of deferred policy acquisition costs	2,667	10,867	7,151	6,458	—	27,143
Amortization of value of insurance in force acquired	440	—	965	—	—	1,405
Other underwriting expenses	2,159	4,005	9,171	2,955	543	18,833
Total underwriting, acquisition and insurance expenses	5,266	14,872	19,712	10,236	543	50,629
Interest expense	—	—	—	—	5,311	5,311
Other expenses	—	—	—	586	6,254	6,840
Total benefits and expenses	30,552	109,894	76,205	18,324	12,108	247,083
	15,688	15,406	11,648	(319)	(5,225)	37,198
Net loss attributable to noncontrolling interest	—	—	—	—	1	1
Equity loss, before tax	—	—	—	—	(400)	(400)
Pre-tax operating income (loss)	$ 15,688	$ 15,406	$ 11,648	$ (319)	$ (5,624)	$ 36,799

FBL Financial Group, Inc.
Consolidating Statements of Pre-tax Operating Income (Loss) (Continued)

Quarter Ended September 30, 2010	Traditional Annuity - Exclusive	Traditional Annuity - Independent	Traditional & Universal Life Insurance	Variable	Corporate & Other	Consolidated
	(Dollars in thousands)					
Operating revenues:						
Interest sensitive and index product charges	$ 158	$ 5,510	$ 11,171	$ 11,549	$ —	$ 28,388
Traditional life insurance premiums	—	—	38,721	—	—	38,721
Net investment income	43,341	99,051	33,478	4,167	1,937	181,974
Derivative income (loss)	(668)	9,538	—	—	(498)	8,372
Other income	1	—	35	881	2,645	3,562
Total operating revenues	42,832	114,099	83,405	16,597	4,084	261,017
Benefits and expenses:						
Interest sensitive and index product benefits	24,925	82,988	13,452	3,952	—	125,317
Traditional life insurance benefits	—	—	35,242	—	—	35,242
Policyholder dividends	—	—	4,193	—	—	4,193
Underwriting, acquisition and insurance expenses:						
Commission expense, net of deferrals	—	—	2,626	771	—	3,397
Amortization of deferred policy acquisition costs	172	14,590	6,306	(1,032)	—	20,036
Amortization of value of insurance in force acquired	(92)	—	498	—	—	406
Other underwriting expenses	2,215	4,875	8,722	3,073	583	19,468
Total underwriting, acquisition and insurance expenses	2,295	19,465	18,152	2,812	583	43,307
Interest expense	—	—	—	—	6,099	6,099
Other expenses	—	—	—	998	3,312	4,310
Total benefits and expenses	27,220	102,453	71,039	7,762	9,994	218,468
	15,612	11,646	12,366	8,835	(5,910)	42,549
Net loss attributable to noncontrolling interest	—	—	—	—	26	26
Equity income, before tax	—	—	—	—	3,008	3,008
Pre-tax operating income (loss)	$ 15,612	$ 11,646	$ 12,366	$ 8,835	$ (2,876)	$ 45,583

FBL Financial Group, Inc.
Statements of Pre-tax Operating Income
Traditional Annuity - Exclusive Distribution Segment

Pre-tax Operating Income	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
		(Dollars in thousands)			
Operating revenues:					
Interest sensitive and index product charges	$ 158	$ 123	$ 161	$ 154	**$ 182**
Net investment income	43,341	43,591	44,421	47,290	**46,098**
Derivative loss:					
Proceeds from option settlements	52	86	177	87	**27**
Cost of money for call options	(69)	(65)	(64)	(65)	**(67)**
Cost of interest rate swaps	(651)	(659)	(658)	(440)	**—**
Total derivative loss	(668)	(638)	(545)	(418)	**(40)**
Other income	1	3	—	1	**—**
Total operating revenues	42,832	43,079	44,037	47,027	**46,240**
Benefits and expenses:					
Interest sensitive and index product benefits	24,925	24,409	24,674	25,194	**25,286**
Underwriting, acquisition and insurance expenses:					
Amortization of deferred policy acquisition costs	172	2,969	2,501	3,326	**2,667**
Amortization of value of insurance in force	(92)	(1,029)	(150)	317	**440**
Other underwriting expenses	2,215	2,132	2,149	2,246	**2,159**
Total underwriting, acquisition and insurance expenses	2,295	4,072	4,500	5,889	**5,266**
Total benefits and expenses	27,220	28,481	29,174	31,083	**30,552**
Pre-tax operating income	$ 15,612	$ 14,598	$ 14,863	$ 15,944	**$ 15,688**
Selected balance sheet data, securities at cost:					
Assets:					
Investments	$ 2,980,444	$ 3,025,565	$ 3,136,065	$ 3,248,310	**$3,297,875**
Deferred policy acquisition costs	98,586	98,896	102,505	104,610	**106,536**
Value of insurance in force acquired	11,237	12,143	12,269	11,952	**11,496**
Liabilities and equity:					
Liabilities:					
Interest sensitive and index product reserves	$ 2,518,748	$ 2,581,300	$ 2,673,069	$ 2,746,674	**$2,783,228**
Other insurance reserves	368,622	369,685	371,179	373,987	**375,848**
Allocated equity, excluding AOCI	269,158	275,088	261,156	267,712	**271,007**
Other data:					
Number of direct contracts	53,313	53,428	53,608	53,881	**53,839**
Portfolio yield net of assumed defaults	5.73%	5.79%	5.70%	5.75%	**5.72%**
Credited rate	3.66	3.49	3.43	3.42	**3.32**
Spread on direct fixed annuities at end of quarter (1)	2.07%	2.30%	2.27%	2.33%	**2.40%**
Interest sensitive and index product reserve					
Individual deferred annuity reserve:					
Balance, beginning of period	$ 1,896,788	$ 1,931,756	$ 1,974,661	$ 2,043,957	**$2,102,447**
Deposits	73,393	77,587	116,089	99,347	**68,463**
Withdrawals, surrenders and death benefits	(40,404)	(33,865)	(41,443)	(37,930)	**(28,773)**
Net flows	32,989	43,722	74,646	61,417	**39,690**
Policyholder interest/index credits	17,025	16,682	16,895	17,104	**17,367**
Annuitizations and other	(15,046)	(17,499)	(22,245)	(20,031)	**(16,126)**
Balance, end of period	1,931,756	1,974,661	2,043,957	2,102,447	**2,143,378**
Other interest sensitive reserves	586,992	606,639	629,112	644,227	**639,850**
Total interest sensitive and index product reserves	$ 2,518,748	$ 2,581,300	$ 2,673,069	$ 2,746,674	**$2,783,228**

(1) Point-in-time spread at the balance sheet date used by management for decision making, which differs from the spread earned during the reporting period disclosed in the Form 10Q or 10K.

FBL Financial Group, Inc.
Statements of Pre-tax Operating Income
Traditional Annuity - Independent Distribution Segment

Pre-tax Operating Income	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
			(Dollars in thousands)		
Operating revenues:					
Interest sensitive and index product charges	$ 5,510	$ 7,172	$ 6,302	$ 4,786	$ 3,590
Net investment income	99,051	97,359	100,335	99,184	98,708
Derivative income:					
Proceeds from option settlements	30,660	31,875	36,555	44,757	43,425
Cost of money for call options	(21,122)	(20,570)	(20,474)	(20,471)	(20,423)
Total derivative income	9,538	11,305	16,081	24,286	23,002
Total operating revenues	114,099	115,836	122,718	128,256	125,300
Benefits and expenses:					
Interest sensitive and index product benefits:					
Fixed rate annuities:					
Interest credited and other	35,411	35,422	34,660	34,707	34,464
Amortization of deferred sales inducements	773	1,344	1,014	432	136
Total fixed annuity product benefits	36,184	36,766	35,674	35,139	34,600
Index annuities:					
Interest credited	9,273	9,108	9,058	9,080	10,133
Amortization of deferred sales inducements	7,635	5,255	9,479	7,756	9,916
Index credits	29,896	32,426	33,359	42,322	40,373
Total index product benefits	46,804	46,789	51,896	59,158	60,422
Total interest sensitive and index product benefits	82,988	83,555	87,570	94,297	95,022
Underwriting, acquisition and insurance expenses:					
Amortization of deferred policy acquisition costs	14,590	13,830	17,910	9,034	10,867
Other underwriting expenses	4,875	4,825	4,047	4,410	4,005
Total underwriting, acquisition and insurance expenses	19,465	18,655	21,957	13,444	14,872
Total benefits and expenses	102,453	102,210	109,527	107,741	109,894
Pre-tax operating income	$ 11,646	$ 13,626	$ 13,191	$ 20,515	$ 15,406
Selected balance sheet data, securities at cost:					
Assets:					
Investments	$ 6,892,612	$ 6,908,184	$ 6,985,882	$ 7,031,955	$ 6,887,660
Deferred policy acquisition costs	426,675	403,036	403,016	418,607	421,528
Deferred sales inducements	263,351	247,428	247,943	257,374	258,681
Liabilities and equity:					
Liabilities:					
Interest sensitive and index product reserves - direct	$ 5,859,771	$ 5,924,051	$ 6,057,649	$ 6,155,133	$ 6,041,339
Interest sensitive and index product reserves - assumed	1,307,270	1,249,560	1,224,090	1,200,666	1,168,847
Other insurance reserves	158,381	156,386	151,956	152,573	148,455
Allocated equity, excluding AOCI	367,583	367,816	388,536	392,745	384,974

FBL Financial Group, Inc.
Statements of Pre-tax Operating Income
Traditional Annuity - Independent Distribution Segment (Continued)

	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
		(Dollars in thousands)			
Other data:					
Number of direct contracts	87,127	86,855	87,785	88,158	**87,086**
Fixed rate annuitites:					
Portfolio yield net of assumed defaults	5.57%	5.55%	5.47%	5.45%	**5.41%**
Credited rate	4.92	4.92	4.91	4.86	**4.78**
Spread on direct fixed rate annuities at end of quarter (1)	0.65%	0.63%	0.56%	0.59%	**0.63%**
Index annutities:					
Portfolio yield net of assumed defaults	5.65%	5.64%	5.61%	5.57%	**5.47%**
Credited rate/option cost	3.19	3.08	3.03	2.96	**2.93**
Spread on direct index annuities at end of quarter (1)	2.46%	2.56%	2.58%	2.61%	**2.54%**
Interest sensitive and index product reserve activity:					
Individual deferred annuity reserve:					
Balance, beginning of period	$ 7,004,760	$ 7,037,713	$ 7,019,146	$ 7,126,978	**$7,175,978**
Deposits	100,770	144,152	179,410	177,206	**132,820**
Withdrawals, surrenders and death benefits	(204,029)	(242,832)	(171,153)	(213,966)	**(287,516)**
Net flows	(103,259)	(98,680)	8,257	(36,760)	**(154,696)**
Policyholder interest/index credits	79,472	84,732	87,176	96,169	**96,731**
Derivative value change and other	56,740	(4,619)	12,399	(10,409)	**(87,903)**
Balance, end of period	7,037,713	7,019,146	7,126,978	7,175,978	**7,030,110**
Other interest sensitive reserves	129,328	154,465	154,761	179,821	**180,076**
Total interest sensitive and index product reserves	$ 7,167,041	$ 7,173,611	$ 7,281,739	$ 7,355,799	**$7,210,186**

(1) Point-in-time spread at the balance sheet date used by management for decision making, which differs from the spread earned during the reporting period disclosed in the Form 10Q or 10K.

FBL Financial Group, Inc.
Statements of Pre-tax Operating Income
Traditional and Universal Life Insurance Segment

Pre-tax Operating Income	Q3 2010		Q4 2010		Q1 2011		Q2 2011		Q3 2011	
				(Dollars in thousands)						
Operating revenues:										
Interest sensitive product charges	$	11,171	$	11,922	$	12,317	$	12,838	$	12,960
Traditional life insurance premiums		38,721		41,299		41,387		44,139		40,342
Net investment income		33,478		33,720		34,089		34,205		34,427
Other income		35		45		97		60		124
Total operating revenues		83,405		86,986		87,890		91,242		87,853
Benefits and expenses:										
Interest sensitive and index product benefits:										
Interest credited and index credits		7,301		7,519		7,895		7,454		7,465
Death benefits		6,151		7,351		7,486		8,025		9,321
Total interest sensitive product benefits		13,452		14,870		15,381		15,479		16,786
Traditional life insurance benefits:										
Death benefits		14,929		13,599		17,713		16,023		16,531
Surrender and other benefits		9,522		8,144		10,216		9,123		8,543
Increase in traditional life future policy benefits		10,791		11,666		8,669		12,571		10,524
Total traditional life insurance benefits		35,242		33,409		36,598		37,717		35,598
Policyholder dividends		4,193		4,318		4,300		4,356		4,109
Underwriting, acquisition and insurance expenses:										
Commission expense, net of deferrals		2,626		2,850		2,797		3,369		2,425
Amortization of deferred policy acquisition costs		6,306		4,882		7,934		5,415		7,151
Amortization of value of insurance in force acquired		498		1,059		510		(6,489)		965
Other underwriting expenses		8,722		8,490		8,878		9,368		9,171
Total underwriting, acquisition and insurance expenses		18,152		17,281		20,119		11,663		19,712
Total benefits and expenses		71,039		69,878		76,398		69,215		76,205
Pre-tax operating income	$	12,366	$	17,108	$	11,492	$	22,027	$	11,648
Selected balance sheet data, securities at cost:										
Assets:										
Investments	$	2,140,043	$	2,140,593	$	2,179,376	$	2,214,276	$	2,225,566
Deferred policy acquisition costs		243,756		250,688		252,763		258,903		261,619
Deferred sales inducements		7,091		7,885		8,375		9,065		9,657
Value of insurance in force acquired		22,335		21,262		20,751		27,241		26,275
Liabilities and equity:										
Liabilities:										
Interest sensitive reserves	$	631,536	$	636,199	$	641,357	$	651,805	$	663,620
Other insurance reserves		1,468,895		1,489,858		1,502,695		1,516,521		1,533,024
Allocated equity, excluding AOCI		315,358		318,845		324,308		327,325		334,778

FBL Financial Group, Inc.
Statements of Pre-tax Operating Income
Traditional and Universal Life Insurance Segment (Continued)

	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
		(Dollars in thousands, except face amounts in millions)			
Other data:					
Number of direct policies - traditional life	346,548	349,009	348,942	350,219	**350,372**
Number of direct policies - universal life	56,129	56,935	57,384	57,701	**57,816**
Direct face amounts - traditional life	$ 35,469	$ 36,201	$ 36,475	$ 37,091	**$ 37,586**
Direct face amounts - universal life	$ 5,080	$ 5,212	$ 5,319	$ 5,410	**$ 5,425**
Portfolio yield net of assumed defaults	6.15%	6.19%	6.13%	6.08%	**6.06%**
Credited rate	4.28	4.28	4.29	4.29	**4.29**
Spread on direct universal life at end of quarter (1)	1.87%	1.91%	1.84%	1.79%	**1.77%**
Interest sensitive reserve activity:					
Balance, beginning of period	$ 630,016	$ 631,536	$ 636,199	$ 641,357	**$ 651,805**
Deposits	13,838	18,258	18,823	23,520	**22,328**
Withdrawals and surrenders	(5,498)	(6,186)	(6,115)	(5,683)	**(5,723)**
Net flows	8,340	12,072	12,708	17,837	**16,605**
Policyholder interest/index credits	6,554	6,522	6,526	6,486	**6,663**
Policy charges	(11,638)	(12,290)	(12,634)	(13,396)	**(13,320)**
Benefits and other	(1,736)	(1,641)	(1,442)	(479)	**1,867**
Balance, end of period	$ 631,536	$ 636,199	$ 641,357	$ 651,805	**$ 663,620**

(1) Point-in-time spread at the balance sheet date used by management for decision making, which differs from the spread earned during the reporting period disclosed in the Form 10Q or 10K.

FBL Financial Group, Inc.
Statements of Pre-tax Operating Income (Loss)
Variable Segment

Pre-tax Operating Income (Loss)	Q3 2010		Q4 2010		Q1 2011		Q2 2011		Q3 2011	
			(Dollars in thousands, except face amounts in millions)							
Operating revenues:										
Interest sensitive product charges	$	11,549	$	11,661	$	12,006	$	11,796	$	**12,136**
Net investment income		4,167		4,273		4,555		4,400		**4,474**
Other income		881		1,074		1,403		1,008		**1,395**
Total operating revenues		16,597		17,008		17,964		17,204		**18,005**
Benefits and expenses:										
Interest sensitive product benefits:										
Interest credited		2,319		2,340		2,368		2,403		**2,542**
Death benefits		1,633		4,495		4,500		4,952		**4,960**
Total interest sensitive product benefits		3,952		6,835		6,868		7,355		**7,502**
Underwriting, acquisition and insurance expenses:										
Commission expense, net of deferrals		771		648		1,126		1,035		**823**
Amortization of deferred policy acquisition costs		(1,032)		190		1,420		3,122		**6,458**
Other underwriting expenses		3,073		2,879		2,854		3,152		**2,955**
Total underwriting, acquisition and insurance expenses		2,812		3,717		5,400		7,309		**10,236**
Other expenses		998		1,097		508		1,095		**586**
Total benefits and expenses		7,762		11,649		12,776		15,759		**18,324**
Pre-tax operating income (loss)	$	8,835	$	5,359	$	5,188	$	1,445	$	**(319)**
Selected balance sheet data, securities at cost:										
Assets:										
Investments	$	269,887	$	272,908	$	283,426	$	287,907	$	**306,027**
Deferred policy acquisition costs		149,024		150,109		149,999		147,371		**142,389**
Deferred sales inducements		2,557		2,538		2,552		2,531		**2,517**
Separate account assets		705,156		753,050		774,774		759,927		**638,904**
Liabilities and equity:										
Liabilities:										
Interest sensitive reserves	$	250,644	$	254,817	$	257,953	$	262,501	$	**277,215**
Other insurance reserves		31,251		32,861		33,280		36,456		**36,790**
Separate account liabilities		705,156		753,050		774,774		759,927		**638,904**
Allocated equity, excluding AOCI		108,515		110,566		109,779		112,173		**116,845**
Rollforward of separate account balances:										
Beginning separate account balance	$	658,820	$	705,156	$	753,050	$	774,774	$	**759,927**
Net premiums		5,166		6,599		9,630		9,790		**(3,407)**
Net investment income (loss)		64,559		62,085		36,119		2,010		**(94,692)**
Charges, benefits and surrenders		(23,389)		(20,790)		(24,025)		(26,647)		**(22,924)**
Ending separate account balance	$	705,156	$	753,050	$	774,774	$	759,927	$	**638,904**
Other data:										
Number of direct contracts - variable annuity		18,963		18,603		18,199		17,805		**17,442**
Number of direct policies - variable universal life		56,253		55,484		54,667		53,897		**53,119**
Direct face amounts - variable universal life	$	7,078	$	6,982	$	6,876	$	6,763	$	**6,662**

FBL Financial Group, Inc.
Statements of Pre-tax Operating Loss
Corporate and Other Segment

Pre-tax Operating Loss	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
			(Dollars in thousands)		
Operating revenues:					
Net investment income	$ 1,937	$ 2,456	$ 3,119	$ 3,213	$ 3,546
Derivative loss	(498)	(33)	—	—	—
Other income	2,645	2,654	3,499	2,911	3,337
Total operating revenues	4,084	5,077	6,618	6,124	6,883
Benefits and expenses:					
Other underwriting and insurance expenses	583	570	687	440	543
Interest expense	6,099	6,120	6,109	5,631	5,311
Other expenses	3,312	4,238	4,392	6,409	6,254
Total benefits and expenses	9,994	10,928	11,188	12,480	12,108
	(5,910)	(5,851)	(4,570)	(6,356)	(5,225)
Net loss (income) attributable to noncontrolling interest	26	(1)	2	18	1
Equity income (loss), before tax	3,008	1,821	2,153	622	(400)
Pre-tax operating loss	$ (2,876)	$ (4,031)	$ (2,415)	$ (5,716)	$ (5,624)
Selected balance sheet data, securities at cost:					
Assets:					
Investments	$ 382,744	$ 567,331	$ 423,215	$ 334,341	$ 368,758
Securities and indebtedness of related parties	55,196	57,846	65,151	72,241	74,787
Liabilities and equity:					
Liabilities:					
Insurance reserves	$ 61,218	$ 61,040	$ 60,209	$ 60,161	$ 57,926
Debt	371,147	371,168	371,191	371,139	371,167
Equity, excluding AOCI	(3,913)	31,112	49,119	71,564	91,331

FBL Financial Group, Inc.

Discontinued Operations - EquiTrust Life Business

Pre-tax Operating Income by Segment

	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
		(Dollars in thousands)			
Segment					
Traditional Annuity - Independent Distribution	$ 11,646	$ 13,626	$ 13,191	$ 20,515	$ 15,406
Traditional and Universal Life Insurance	183	341	54	989	211
Corporate and Other (1)	(1,416)	(1,632)	(1,098)	(2,680)	(3,256)
Total	$ 10,413	$ 12,335	$ 12,147	$ 18,824	$ 12,361

(1) Includes investment income on excess capital related to EquiTrust Life Business, interest expense on our debt required to be redeemed and transaction costs incurred by the parent company. In addition, expenses were reduced for corporate overhead of approximately $0.9 million per quarter, a portion of which were previously allocated to the Traditional Annuity - Independent Distribution segment. These expenses are expected to be absorbed by other segments after the sale.

Selected Balance Sheet Data

September 30, 2011

	Traditional Annuity - Independent Distribution	Traditional and Universal Life Insurance	Variable	Corporate & Other	Total
			(Dollars in thousands)		
Assets, securities at cost:					
Total investments	$ 6,887,660	$ 12,629	$ —	$ 202,210	$ 7,102,499
Deferred policy acquisition costs	421,528	3,908	—	—	425,436
Deferred sales inducements	258,681	1,403	—	—	260,084
Assets held in separate accounts	—	—	64,530	—	64,530
Liabilities:					
Policy liabilities and accruals	$ 7,358,641	$ 18,873	$ —	$ —	$ 7,377,514
Liabilities related to separate accounts	—	—	64,530	—	64,530

FBL Financial Group, Inc.
Deferred Policy Acquisition Costs/Deferred Sales Inducements by Segment

	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
			(Dollars in thousands)		
Traditional Annuity - Exclusive Distribution					
Balance - beginning of period	$ 93,888	$ 98,586	$ 98,896	$ 102,505	$ 104,610
Capitalization:					
Commissions	3,759	4,408	5,628	4,729	3,628
Expenses	952	777	1,002	947	773
Total capitalization	4,711	5,185	6,630	5,676	4,401
Amortization - operating basis, before impact of unlocking	(935)	(2,969)	(2,501)	(3,326)	(3,230)
Amortization - unlocking, operating basis	763	—	—	—	563
Amortization - realized gains/losses on investments and unrealized gains/losses on derivatives	159	(1,906)	(520)	(245)	192
Balance - end of period	$ 98,586	$ 98,896	$ 102,505	$ 104,610	$ 106,536
Traditional Annuity - Independent Distribution					
Balance - beginning of period	$ 668,449	$ 690,026	$ 650,464	$ 650,959	$ 675,981
Impact of reclassification of realized losses to AOCI	7,719	—	—	—	—
Capitalization:					
Commissions	10,512	14,546	17,337	16,348	12,892
Expenses	1,032	1,245	1,276	1,308	1,361
Deferral of sales inducements	7,369	10,442	12,745	12,993	11,002
Total capitalization	18,913	26,233	31,358	30,649	25,255
Amortization - operating basis, before impact of unlocking	(26,049)	(26,360)	(28,403)	(19,925)	(24,423)
Amortization - unlocking, operating basis	3,051	5,931	—	2,703	3,504
Amortization - realized gains/losses on investments and unrealized gains/losses on derivatives	17,943	(45,366)	(2,460)	11,595	(108)
Balance - end of period	$ 690,026	$ 650,464	$ 650,959	$ 675,981	$ 680,209
Traditional & Universal Life Insurance					
Balance - beginning of period	$ 249,778	$ 250,847	$ 258,573	$ 261,138	$ 267,968
Capitalization:					
Commissions	3,659	7,713	6,282	6,671	5,890
Expenses	3,604	4,608	4,039	4,598	3,954
Deferral of sales inducements	91	917	682	818	677
Total capitalization	7,354	13,238	11,003	12,087	10,521
Amortization - operating basis, before impact of unlocking	(5,780)	(4,987)	(8,071)	(5,596)	(4,796)
Amortization - unlocking, operating basis	(586)	—	—	—	(2,440)
Amortization - realized gains/losses on investments and unrealized gains/losses on derivatives	81	(525)	(367)	339	23
Balance - end of period	$ 250,847	$ 258,573	$ 261,138	$ 267,968	$ 271,276

FBL Financial Group, Inc.
Deferred Policy Acquisition Costs/Deferred Sales Inducements by Segment (Continued)

	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
			(Dollars in thousands)		
Variable					
Balance - beginning of period	$ 150,046	$ 151,581	$ 152,647	$ 152,551	**$ 149,902**
Capitalization:					
Commissions	766	935	961	700	**561**
Expenses	200	104	91	63	**68**
Deferral of sales inducements	12	14	36	4	**2**
Total capitalization	978	1,053	1,088	767	**631**
Amortization - operating basis, before impact of unlocking	(342)	(220)	(1,441)	(1,792)	**(7,605)**
Amortization - unlocking, operating basis	1,362	—	—	(1,355)	**1,132**
Amortization - realized gains/losses on investments and unrealized gains/losses on derivatives	(463)	233	257	(269)	**846**
Balance - end of period	$ 151,581	$ 152,647	$ 152,551	$ 149,902	**$ 144,906**
Total					
Balance - beginning of period	$ 1,162,161	$ 1,191,040	$ 1,160,580	$ 1,167,153	**$ 1,198,461**
Impact of reclassification of realized losses to AOCI	7,719	—	—	—	**—**
Capitalization:					
Commissions	18,696	27,602	30,208	28,448	**22,971**
Expenses	5,788	6,734	6,408	6,916	**6,156**
Deferral of sales inducements	7,472	11,373	13,463	13,815	**11,681**
Total capitalization	31,956	45,709	50,079	49,179	**40,808**
Amortization - operating basis, before impact of unlocking	(33,106)	(34,536)	(40,416)	(30,639)	**(40,054)**
Amortization - unlocking, operating basis	4,590	5,931	—	1,348	**2,759**
Amortization - realized gains/losses on investments and unrealized gains/losses on derivatives	17,720	(47,564)	(3,090)	11,420	**953**
Balance - end of period	1,191,040	1,160,580	1,167,153	1,198,461	**1,202,927**
Impact of realized/unrealized gains/losses in AOCI	(284,139)	(89,407)	(142,717)	(222,729)	**(404,839)**
Deferred policy acquisition costs/deferred sales inducements	$ 906,901	$ 1,071,173	$ 1,024,436	$ 975,732	**$ 798,088**

In September 2010, the FASB issued guidance related to accounting for costs associated with acquiring or renewing insurance contracts as discussed in Note 1 to the consolidated financial statements in our Form 10-Q. We plan to retrospectively adopt this guidance on January 1, 2012. We have conducted a preliminary analysis through September 30, 2011 to estimate the potential impact to our consolidated balance sheet upon adoption during 2012 as follows:

	Deferred Policy Acquisition Costs as of September 30, 2011	Expected % Decrease Upon Adoption
	(Dollars in Thousands)	
Farm Bureau Life Insurance Company	$ 336,492	29% to 33%
EquiTrust Life Insurance Company	276,772	4% to 8%
FBL Financial Group, Inc.	$ 613,264	17% to 21%

The Company's net income since the beginning of 2010 is expected to be reduced by $1.1 million to $1.4 million per quarter upon retrospective adoption of the new guidance. The reduction to net income attributable to Farm Bureau Life is expected to be $0.8 million to $1.0 million per quarter. These amounts are estimates and the actual impact to future net income could vary materially based on future sales volumes and the emergence of profits from the underlying business.

FBL Financial Group, Inc.
Collected Premiums

	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
			(Dollars in thousands)		
Traditional Annuity - Exclusive Distribution					
Individual:					
First year	$ 41,926	$ 43,021	$ 73,715	$ 64,225	$ 39,907
Renewal	31,812	34,929	42,915	36,515	29,742
Total individual	73,738	77,950	116,630	100,740	69,649
Group	2,423	1,850	2,844	4,045	5,586
Total Traditional Annuity - Exclusive Distribution	76,161	79,800	119,474	104,785	75,235
Traditional Annuity - Independent Distribution					
Direct:					
Fixed rate annuities	16,150	18,022	25,143	28,611	10,394
Index annuities	90,733	129,609	157,306	154,856	125,627
Total direct	106,883	147,631	182,449	183,467	136,021
Reinsurance	373	397	328	657	398
Total Traditional Annuity - Independent Distribution, net of reinsurance	107,256	148,028	182,777	184,124	136,419
Traditional and Universal Life Insurance					
Direct:					
Universal life:					
Exclusive distribution:					
First year	2,117	2,391	2,711	4,015	4,526
Renewal	10,282	11,216	11,747	12,417	10,992
Total exclusive distribution	12,399	13,607	14,458	16,432	15,518
Independent distribution	1,434	3,882	3,751	6,504	6,010
Total universal life	13,833	17,489	18,209	22,936	21,528
Participating whole life:					
First year	2,396	3,275	2,839	3,300	2,461
Renewal	22,754	23,618	24,105	25,480	22,857
Total particpating whole life	25,150	26,893	26,944	28,780	25,318
Term life and other:					
First year	3,084	2,971	2,688	2,970	2,694
Renewal	15,200	16,362	16,559	17,093	17,176
Total term life and other	18,284	19,333	19,247	20,063	19,870
Total direct	57,267	63,715	64,400	71,779	66,716
Reinsurance	(4,578)	(5,016)	(5,311)	(5,095)	(4,901)
Total Traditional and Universal Life Insurance, net of reinsurance	52,689	58,699	59,089	66,684	61,815
Variable					
Variable annuities (1)	10,514	10,241	12,617	9,918	8,287
Variable universal life (1)	11,303	11,110	11,270	11,415	10,667
Total	21,817	21,351	23,887	21,333	18,954
Reinsurance	(241)	(218)	(65)	(887)	497
Total Variable, net of reinsurance	21,576	21,133	23,822	20,446	19,451
Corporate and Other					
Accident and health premiums collected, net of reinsurance	36	261	69	34	39
Total collected premiums, net of reinsurance	$ 257,718	$ 307,921	$ 385,231	$ 376,073	$ 292,959

(1) Amounts are net of portion ceded to and include amounts assumed from alliance partners.

FBL Financial Group, Inc.
Parent Company Liquidity

	January - September 2011 Actual	October - December 2011 Projected (5)	Total
		(Dollars in thousands)	
Total cash and invested assets, beginning of period	$ 28,454	$ 27,984	$ 28,454
Sources:			
Dividends from insurance subsidiaries	15,000	9,600	24,600
Dividends from non-insurance subsidiaries	2,100	2,500	4,600
Investment income	295	137	432
Management fees from subsidiaries and affiliates	6,097	1,760	7,857
Total sources	23,492	13,997	37,489
Uses:			
Interest expense	(17,366)	(4,931)	(22,297)
Stockholders' dividends (1)	(5,837)	(1,954)	(7,791)
General expenses	(10,613)	(1,828)	(12,441)
Total uses	(33,816)	(8,713)	(42,529)
Net proceeds from sale of EquiTrust Life (2)	—	432,700	432,700
Partial redemption of affiliate senior note payable	—	(50,000)	(50,000)
Other, net (3)	9,854	1,410	11,264
Total cash and invested assets, end of period (4)	$ 27,984	$ 417,378	$ 417,378

(1)   The projected dividends are based on quarterly rates of $0.0075 per Series B redeemable preferred share and $0.0625 per common share. The common stock dividend rate for the remainder of 2011 is pending quarterly Board of Directors approval.

(2)   Assumes proceeds of $440.0 million for the sale of EquiTrust Life on 12/30/2011 and transaction costs of $7.3 million. Sale price will change with final purchase price adjustment.

(3)   Other fluctuates from period to period primarily due the issuance of shares of company stock including option exercises and the timing of settlements of amounts due to/from affiliates and external parties.

(4)   Parent company cash flows do not include the impact of any stock repurchase activity pursuant to the Company's $200.0 million stock repurchase plan.

(5)   Based on best estimates at September 30, 2011; actual results may differ materially.

FBL Financial Group, Inc.
Other Information

	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011
		(Dollars in thousands, except per share data)			
Capitalization (2):					
Senior notes with affiliates, due 2015 (1)	$ 100,000	$ 100,000	$ 100,000	$ 99,927	$ 99,932
Senior notes, due 2014	75,213	75,199	75,185	75,171	75,156
Senior notes, due 2017	98,934	98,969	99,006	99,041	99,079
Trust preferred securities, due 2047	97,000	97,000	97,000	97,000	97,000
Total debt	371,147	371,168	371,191	371,139	371,167
Preferred stock	3,000	3,000	3,000	3,000	3,000
Common stockholders' equity, excluding AOCI	1,050,974	1,103,427	1,132,898	1,171,519	1,198,934
Total capitalization, excluding AOCI	1,425,121	1,477,595	1,507,089	1,545,658	1,573,101
Accumulated other comprehensive income	116,453	39,895	54,194	105,403	200,539
Total capitalization, including AOCI	$ 1,541,574	$ 1,517,490	$ 1,561,283	$ 1,651,061	$ 1,773,640
Common shares outstanding	30,865,606	30,942,058	31,134,662	31,206,396	31,237,734
Book Value per Share:					
Excluding AOCI	$ 34.05	$ 35.66	$ 36.39	$ 37.54	$ 38.38
Including AOCI	37.82	36.95	38.13	40.92	44.80
Debt-to-Capital Ratio:					
Excluding AOCI	26.0%	25.1%	24.6%	24.0%	23.6%
Including AOCI	24.1	24.5	23.8	22.5	20.9
Debt-to-Capital Ratio with 100% Credit for Trust Preferred Securities:					
Excluding AOCI	19.2%	18.6%	18.2%	17.7%	17.4%
Including AOCI	17.8	18.1	17.6	16.6	15.5
Class A Common Ownership:					
Iowa Farm Bureau Federation	51.9%	51.7%	51.4%	51.3%	51.3%
Other Farm Bureau entities	7.4	7.4	7.3	7.3	7.3
Public	40.7	40.9	41.3	41.4	41.4
	100.0%	100.0%	100.0%	100.0%	100.0%

(1) Senior notes with affiliates originally due in November 2011 were refinanced with original holders in the second quarter of 2011.

(2) See Note 1 on the Table of Contents for expected capital management actions that will impact capitalization levels.

FBL Financial Group, Inc.
Other Information (Continued)

	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011
Quality of Fixed Maturity Securities:					
AAA, AA, A	61.8%	62.8%	62.4%	63.3%	**64.6%**
BBB	33.0	31.0	30.9	30.4	**29.6**
BB	3.7	3.9	4.1	3.9	**3.7**
<BB	1.5	2.3	2.6	2.4	**2.1**
Investment by Type:					
Fixed maturity securities	60.5%	58.5%	59.9%	60.6%	**61.1%**
Residential mortgage-backed	14.7	15.1	14.9	15.4	**14.9**
Commercial mortgage-backed	7.8	8.0	8.0	8.1	**8.4**
Other asset-backed	3.3	3.7	3.8	4.1	**4.1**
Mortgage loans	9.6	9.5	9.3	9.1	**8.9**
Equity securities	0.6	0.6	0.6	0.6	**0.6**
Other	3.5	4.6	3.5	2.1	**2.0**
Agent Strength Totals:					
Farm Bureau Life channel:					
8-state Farm Bureau Property & Casualty channel	1,228	1,205	1,187	1,190	**1,206**
7 life-only states	795	791	793	707	**683**
Total Farm Bureau Life channel	2,023	1,996	1,980	1,897	**1,889**
EquiTrust Life channel:					
Independent agents	18,077	17,316	15,322	14,709	**14,631**